VIA EDGAR AND FEDEX

Brian McAllister

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KLX Energy Services Holdings, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2019
Form 10-Q for the Fiscal Quarter Ended October 31, 2019
Form 8-K filed December 5, 2019
File No. 001-38609

Dear Mr. McAllister:

On behalf of KLX Energy Services Holdings, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Office of Energy & Transportation of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 30, 2020, regarding the Form 10-K for the Fiscal Year Ended January 31, 2019 (the “Form 10-K”), the Form 10-Q for the Fiscal Quarter Ended October 31, 2019 (the “Form 10-Q”), and the Earnings Release on Form 8-K (the “Form 8-K”) of KLX Energy Services Holdings, Inc. filed by the Company on December 5, 2019. Your comments are set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10-K, Form 10-Q and/or Form 8-K.

Form 10-Q for the Fiscal Quarter Ended October 31, 2019

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 5. Goodwill and Intangible Assets, Net, page 11

1.              We note you did not record an impairment to long-lived assets based on your assessment as of October 15, 2019 because the sum of undiscounted cash flows of the Southwest, Rocky Mountains and Northeast/Mid-Con long-lived assets exceeded their carrying value by approximately 20.7%, 64.4% and 32.9%, respectively. Please tell us the extent to which assets were grouped and the basis for any such grouping in your impairment assessment. Please refer to ASC paragraph 360-10-35-23.

The Company acknowledges the Staff’s comment and respectfully submits that, in accordance with ASC paragraph 360-10-35-23, we first determined the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities.  In completing this assessment, we determined that each of the Company’s reportable segments, the Rocky Mountains, Northeast/Mid-Continent and Southwest regions, represent the lowest level for which there are identifiable cash flows which are independent of the cash flows

of other groups of assets and liabilities and therefore also represent the Company’s asset groups.   This conclusion is based upon the fact that we are organized, operate and manage our business on a geographic basis at the reportable segment level, and we do not manage the business or have identifiable cash flows available at a lower level than our reportable segments. In addition, we market the assets within each reportable segment on a portfolio basis to our customers within the segment. While there are multiple service facilities within each segment, those facilities exist to provide geographic proximity of field technicians to serve and support specific customer needs near those facilities.  These facilities rely on various support functions which are shared across the segment, such as operations and product line management, sales force, purchasing, human resources, IT, R&D and accounting personnel, the costs of which are not allocated to each individual facility.  In addition, the tools, equipment and other assets included within each asset group are shared across the segment and work in conjunction with each other to generate revenues, and thus cash flows, and are considered dependent on each other.

Form 8-K filed December 5, 2019

Exhibit 99.1, page 1

2.              We note you reconcile the non-GAAP measure Adjusted EBITDA to operating earnings (loss) on a consolidated basis and for each of your segments. Please revise your presentation to reconcile to net earnings (loss), the most directly comparable GAAP measure. Refer to Item 10(e) of Regulation S-K and Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and the Company will revise its presentation in future filings to reconcile Adjusted EBITDA to net earnings (loss) on a consolidated basis.  An example of the proposed presentation is included below for your reference.

KLX ENERGY SERVICES HOLDINGS, INC.

RECONCILIATION OF CONSOLIDATED NET (LOSS) EARNINGS

TO ADJUSTED EBITDA

(In Millions)

	THREE MONTHS ENDED
	October 31, 2019	July 31, 2019
Net (loss) earnings	$(69.8)	$3.5
Interest expense, net	7.2	7.4
Income tax (benefit) expense	(0.5)	0.1
Operating (loss) earnings	(63.1)	11.0
Costs as Defined(1)	59.1	0.9
Adjusted operating (loss) earnings	(4.0)	11.9
Depreciation and amortization	16.7	16.5
Non-cash compensation	4.7	4.6
Adjusted EBITDA	$17.4	$33.0

(1) Costs as Defined in Q2 2019 include costs associated with Red Bone Services and Tecton Energy Services acquisitions, costs associated with regional launches of the coiled tubing and filtration, testing and flow back product service lines, and in Q3 2019 costs related to the goodwill impairment charge of $45.8 million and business realignment costs of approximately $13 million.

We respectfully submit that operating earnings is the most directly comparable GAAP measure to Adjusted EBITDA for each of our segments as we do not allocate interest expense and income taxes to our reportable segments, and therefore, operating earnings is the GAAP measure of segment profit and loss disclosed in the financial statements.

If you should have any questions or further comments with respect to the Form 10-K, the Form 10-Q or the Form 8-K, please direct them to the undersigned by phone at (561) 273-7144 or by email transmissions sent to Tom.McCaffrey@klxenergy.com.

Sincerely,

/s/ Thomas P. McCaffrey
Thomas P. McCaffrey
Chief Financial Officer

cc:	Valerie Ford Jacob, Esq.
Freshfields Bruckhaus Deringer US LLP